SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of February, 2000


                                 AMDOCS LIMITED

                           Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                 FORM 20 F    X                     FORM 40 F
                            -----                             ----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                 YES                                NO   X

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                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                         FOR THE MONTH OF FEBRUARY, 2000


AGREEMENT TO ACQUIRE SOLECT TECHNOLOGY GROUP INC.

          On February 28, 2000, the registrant, Amdocs Limited ("Amdocs") and certain of its subsidiaries entered into a Combination Agreement (the "Combination Agreement") with Solect Technology Group Inc. ("Solect"), a private company based in Toronto, Canada. The Combination Agreement provides for a business combination in which Solect's common shares and options will be exchanged for Solect exchangeable shares exchangeable at any time for an aggregate 15.5 million Amdocs ordinary shares.

          Closing under the Combination Agreement is conditioned on, among other things, approval by Solect's shareholders, expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Competition Act (Canada) and the Investment Canada Act, and approval by the Ontario Securities Commission of the Share Restructuring Plan by which the transaction will be implemented. Shareholders representing over 70% of Solect's outstanding share capital have agreed to vote in favor of the transaction.

          The transaction contemplated by the Combination Agreement is intended to be accounted for under the purchase accounting method under United States generally accepted accounting principles and to be treated as a reorganization of capital of Solect under the Income Tax Act (Canada) and as a tax free reorganization for U.S. federal income tax purposes.

          Attached and incorporated herein by reference in their entirety as Exhibits are copies of the Combination Agreement, a related Principal Securityholders' Voting Agreement, and a press release announcing the combination.








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EXHIBITS

EXHIBIT
   NO.              DESCRIPTION

2.1 Combination Agreement dated as of February 28, 2000, among Amdocs Limited, Amdocs (Denmark) ApS., Amdocs Holdings ULC and Solect Technology Group Inc.

2.2 Principal Securityholders' Voting Agreement dated as of February 28, 2000, among Amdocs Limited, Amdocs (Denmark) ApS., Amdocs Holdings ULC and each of the Securityholders named in Schedule I thereto.

99.1                Amdocs Press Release dated February 29, 2000








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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AMDOCS LIMITED


Date: March 3, 2000                        /s/ THOMAS G.O'BRIEN
                                           Thomas G. O'Brien
                                           Treasurer and Secretary
                                           Authorized U.S. Representative







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                                  EXHIBIT INDEX


EXHIBIT
  NO.               DESCRIPTION

2.1 Combination Agreement dated as of February 28, 2000, among Amdocs Limited, Amdocs (Denmark) ApS., Amdocs Holdings ULC and Solect Technology Group Inc.

2.2 Principal Securityholders' Voting Agreement dated as of February 28, 2000, among Amdocs Limited, Amdocs (Denmark) ApS., Amdocs Holdings ULC and each of the Securityholders named in Schedule I thereto.

99.1                Amdocs Press Release dated February 29, 2000